UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HDFC BANK LIMITED

Name of the Issuer

EQUITY SHARES – COMMON STOCK (PAR VALUE: INR 10 PER SHARE)

(Title of Class of Securities)

40415F101

(CUSIP Number)

July 20, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) [Please advise under which rule this Schedule is to be filed]

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 40415F101
1.	Names of Reporting Persons. HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED IRS Identification Nos. of above persons: NOT APPLICABLE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) 2.a. ☒ 2.b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: MUMBAI, INDIA
Number of Shares Beneficially Owned by Each reporting Person With	5.	Sole Voting Power: 78,642,220
	6.	Shared Voting Power: NIL
	7.	Sole Dispositive Power. 78,642,220
	8.	Shared Dispositive Power. Nil
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 78,642,220
10.	Check if the Aggregate Amount in Row (9) Excludes certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 17.28%
12.	Type of Reporting Person (See Instructions). CO

CUSIP No. 40415F101
1.	Names of Reporting Persons. HDFC INVESTMENTS LIMITED IRS Identification Nos. of above persons:
2.	Check the Appropriate Box if a Member of a Group (See Instructions) 2.a. ☒ 2.b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: MUMBAI, INDIA
Number of Shares Beneficially Owned by Each reporting Person With	5.	Sole Voting Power: 30,000,000
	6.	Shared Voting Power: NIL
	7.	Sole Dispositive Power. 30,000,000
	8.	Shared Dispositive Power. Nil
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 30,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 6.59%
12.	Type of Reporting Person (See Instructions). CO

CUSIP No. 40415F101
1.	Names of Reporting Persons. HDFC HOLDINGS LIMITED IRS Identification Nos. of above persons:
2.	Check the Appropriate Box if a Member of a Group (See Instructions) 2.a. ☒ 2.b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: MUMBAI, INDIA
Number of Shares Beneficially Owned by Each reporting Person With	5.	Sole Voting Power: 1,000
	6.	Shared Voting Power: NIL
	7.	Sole Dispositive Power. 1,000
	8.	Shared Dispositive Power. Nil
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 1,000
10.	Check if the Aggregate Amount in Row (9) Excludes certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) Negligible
12.	Type of Reporting Person (See Instructions). CO

GENERAL INSTRUCTIONS

A.	Statements filed pursuant to Rule 13(d)-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-2(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.	Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.	(a)	Name of the Issuer:

HDFC BANK LIMITED

	(b)	Address of the Issuer’s Principal Executive Offices:

HDFC BANK LTD.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai 400 013.
CUSIP No. 40415F101
Item 2	(a)	Name of the Person Filing:

Housing Development Finance Corporation Limited (“HDFC Limited”) HDFC Investments Limited HDFC Holdings Limited

	(b)	Address of Principal Business Office or, if none, Residence:

HDFC Limited
Ramon House,
H. T. Parekh Marg,
169 Backbay Reclamation,
Mumbai 400 020,
India

HDFC Investments Limited
Ramon House,
H. T. Parekh Marg,
169 Backbay Reclamation,
Mumbai 400 020,
India

HDFC Holdings Limited
Ramon House,
H. T. Parekh Marg,
169 Backbay Reclamation,
Mumbai 400 020,
India

	(c)	Citizenship:

HDFC Limited is incorporated under the laws of India HDFC Investments Limited is incorporated under the laws of India HDFC Holdings Limited is incorporated under the laws of India

	(d)	Title of Class of Securities:

Equity Shares, par value INR 10.

	(e)	CUSIP Number:

40415F101

Item 3:	If this statement is filed pursuant to $$240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (U.S.C. 78c)

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(e)	☐	An investment adviser in accordance with S240.13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with s240.13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with s240.13d-1(b)(1)(ii)(G)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J)

Item 4:	Ownership

			HDFC Limited	HDFC Holdings Limited	HDFC Investments Limited
(a)	Amount Beneficially Owned		78,642,220	1,000	30,000,000

(b)	Percent of Class		17.28%	Negligible	6.59%

(c)	Number of shares as to which the person has

	i.	Sole power to vote or to direct the vote:	78,642,220	1,000	30,000,000

	ii.	Shared Power to vote or to direct the vote:	Nil		Nil

	iii.	Sole power to dispose or to direct the disposition	78,642,220	1,000	30,000,000

	iv.	Shared power to dispose or to direct the disposition	Nil		Nil

Item 5:	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8:	Identification and Classification of Members of the Group:

HDFC Investments Limited is a 100% owned subsidiary of, and is controlled by, HDFC Limited.

HDFC Holdings Limited is a 100% owned subsidiary of, and is controlled by, HDFC Limited.

Item 9:	Notice of Dissolution of the Group:

Not Applicable

Item 10	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

February 5, 2010
Date

HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED

By:	/s/ V SRINIVASA RANGAN
Name:	V Srinivasa Rangan
Title:	Executive Director

HDFC INVESTMENTS LIMITED

By:	/s/ V SRINIVASA RANGAN
Name:	V Srinivasa Rangan
Title:	Director

HDFC HOLDINGS LIMITED

By:	/s/ V SRINIVASA RANGAN
Name:	V Srinivasa Rangan
Title:	Director